Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings (000’s, except ratios):
Net Income before Extraordinary Item	$8,226	$7,958	$6,088	$5,027	$7,216
Extraordinary Item, net	—	—	—	(3,937)	—

Net Income, per Consolidated Statement of Earnings	8,226	7,958	6,088	1,090	7,216
Federal and State Income Taxes included in :
Operations	4,206	3,551	2,490	3,421	3,413
Investment Write-down	—	—	—	1,236	—
Extraordinary Item	—	—	—	1,388	—
Interest on Long-Term Debt	8,394	8,088	8,254	7,637	6,440
Amortization of Debt Discount Expense	98	82	81	72	60
Other Interest	629	1,070	1,038	1,895	2,105

Total	$21,553	$20,749	$17,951	$16,739	$19,234

Fixed Charges:
Interest of Long-Term Debt	$8,394	$8,088	$8,254	$7,637	$6,440
Amortization of Debt Discount Expense	98	82	81	72	60
Other Interest	629	1,070	1,038	1,895	2,105
Pre-tax Preferred Stock Dividend Requirements	325	391	419	417	398

Total	$9,446	$9,631	$9,792	$10,021	$9,003

Ratio of Earnings to Fixed Charges	2.28	2.15	1.83	1.67	2.14